FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

450, 5th Street
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2005.

The Toronto-Dominion Bank

(Translation of registrant’s name into English)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐           Form 40-F ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of July 11, 2005, among Hudson United Bancorp, TD Banknorth Inc. and, solely with respect to Article X of the Agreement, The Toronto-Dominion Bank

10.1	Form of Shareholder Agreement (included as Exhibit A to Exhibit 2.1)

10.2	Form of Affiliate Letter (included as Exhibit B to Exhibit 2.1)

FORM 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK
DATE: July 18, 2005	By:	/s/ Rasha El Sissi
	Name:	Rasha El Sissi
	Title:	Associate Vice President, Legal